

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 19, 2017

<u>Via E-mail</u>
Wilhelmus Groenhuysen
Chief Financial Officer
Le Masurier House
La Rue Le Masurier
St. Helier, Jersey JE2 4YE

> **Re: NovoCure Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-37565**

Dear Mr. Groenhuysen:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Kevin J. Kuhar
>
> Kevin J. Kuhar
> Accounting Branch Chief
> Office of Electronics and Machinery